SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. _ )(1)

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37935Y107
                         -----------------------------
                                 (CUSIP Number)
                                         Copy to:

Eli Oxenhorn                             Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                         750 Lexington Avenue
Roslyn Estates, New York  11576          New York, New York 10022
Telephone (516) 625-7005                 Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 1, 1998
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Continued on following page(s))
--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 37935Y107                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Eli Oxenhorn
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
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 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      527,941 shares                            6.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      56,668 shares                             0.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      527,941 shares                            6.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      56,668 shares                             0.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            584,609 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                      7.1%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 37935Y107                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Seth Oxenhorn
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      28,668 shares                             0.4%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      0 shares                                    0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      28,668 shares                             0.4%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      0 shares                                    0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            28,668 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                      0.4%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 37935Y107                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Abby Oxenhorn
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      28,000 shares                             0.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      0 shares                                    0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      28,000 shares                             0.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      0 shares                                    0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            28,000 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                      0.3%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This statement, dated November 1, 1998, relates to the reporting person's ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

        Effective July 10, 1997, the reporting persons filed a Schedule 13D, Amendment No. 4, reporting beneficial ownership of not more than five percent (5%) of the Common Stock of the Issuer. Effective November 1, 1998, the reporting persons file this Schedule 13D, reporting beneficial ownership of more than five percent (5%) of the Common Stock of the Issuer.

ITEM 1.        Security and the Issuer.

        (a) Common Stock, $0.01 par value per share (CUSIP No. 37935Y107).

        (b) Option, exercisable as of February 14, 1996, expiring February 14, 2001, entitling the holder thereof to purchase up to an aggregate of 33,334 shares of Common Stock at $6.563 per share, subject to adjustment under certain circumstances (the "Option").

        (c) Option, exercisable as of February 14, 1997, expiring February 14, 2002, entitling the holder thereof to purchase up to an aggregate of 25,000 shares of Common Stock at $6.563 per share, subject to adjustment under certain circumstances (the "1997 Option").

        (d) Option, exercisable as of September 1, 1998, expiring April 2, 2003, entitling the holder thereof to purchase up to an aggregate of 50,000 shares of Common Stock at $7.125 per share, subject to adjustment under certain circumstances (the "1998 Option").

        (e) Warrants to purchase one share of Common Stock at $12.00 per share, until December 14, 1999 (the "Conversion Warrants").

        (f) Warrants to purchase one share of Common Stock at $12.00 per share, until December 14, 1999 (the "Offering Warrants").

        (g)    Global Telecommunication Solutions, Inc.
               60 East 42nd Street
               Suite 464
               New York, New York 10165

ITEM 2.        Identity and Background.

        1.     (a)    Eli Oxenhorn
               (b)    Address:      56 The Intervale
                                    Roslyn Estates, New York 11576
               (c)    Principal Occupation: Consultant

               (d) Within the last five (5) years, Eli Oxenhorn has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

               (e) Within the last five (5) years, Eli Oxenhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               (f)    Citizenship:  United States.

               Eli Oxenhorn is the father of Seth Oxenhorn and Abby Oxenhorn.

        2.     (a)    Seth Oxenhorn
               (b)    Address:      201 East 21st Street, Apt. 18F
                                    New York, New York 10010
               (c)    Principal Occupation: Sales Manager

               (d) Within the last five (5) years, Seth Oxenhorn has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

               (e) Within the last five (5) years, Seth Oxenhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               (f)    Citizenship: United States

        3.     (a)    Abby Oxenhorn
               (b)    Address:      333 East 69th Street
                                    New York, New York 10021
               (c)    Principal Occupation: Teacher

               (d) Within the last five (5) years, Abby Oxenhorn has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

               (e) Within the last five (5) years, Abby Oxenhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               (f)    Citizenship: United States

ITEM 3.        Source and Amounts of Funds or Other Consideration

               As of November 1, 1998, Eli Oxenhorn, among certain other investors, acquired 96,799 shares of Common Stock and $273,913 of a $1,000,000 promissory note (the "Promissory Note") from J. Mark Rubenstein (a former director and officer of the Issuer) for $157,500 (the "November 1998 Acquisition"). The Issuer offered each holder of a portion of the Promissory Note to convert his or her portion of the Promissory Note into shares of Common Stock of the Issuer at a conversion rate of 1 share for each $1.23 in principal amount converted. Eli Oxenhorn delivered $273,913 in principal to the Issuer which was converted into 222,693 shares of Common Stock of the Issuer.

               Each reporting person obtained funds for the purchase of the securities from his/her personal funds.

ITEM 4.        Purpose of Transaction.

               The reporting persons acquired his/her securities for purposes of investment. Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) through (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5.        Interests in Securities of the Issuer.

               (a) The following list sets forth the aggregate number and percentage (based on (i) 5,996,821 shares of Common Stock outstanding as reported in the Issuer's private placement offering dated September 17, 1998, plus (ii) the private placement of 1,198,000 shares of the Issuer's Common Stock on October 1, 1998, plus (iii) 813,008 shares of the Issuer's Common Stock issued for the Promissory Note as of November 1, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of November 1, 1998:

                                               Shares of              Percentage of Shares
                                             Common Stock                of Common Stock
Name                                      Beneficially Owned           Beneficially Owned
----                                      ------------------           ------------------

Eli Oxenhorn                                  584,609(2)                     7.1%
Seth Oxenhorn                                  28,668(3)                     0.4%
Abby Oxenhorn                                  28,000(4)                     0.3%

               (b) By virtue of being the father of Seth Oxenhorn and Abby Oxenhorn, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 56,334 shares of Common Stock and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants, representing approximately 0.7% of the outstanding Common Stock. Eli Oxenhorn has sole power to vote and to dispose of 388,216 shares of Common Stock, 18,057 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 13,334 shares of Common Stock issuable upon the exercise of the Offering Warrants, 33,334 shares of Common Stock issuable upon the exercise of the Option, 25,000 shares of Common Stock issuable upon the exercise of the 1997
--------
      (2) Includes 584,609 shares of Common Stock (including 18,391 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 13,334 shares of Common Stock issuable upon the exercise of the Offering Warrants, 33,334 shares of Common Stock issuable upon the exercise of the Option, 25,000 shares of Common Stock issuable upon the exercise of the 1997 Option, and 50,000 shares of Common Stock issuable upon the exercise of the 1998 Option. Eli Oxenhorn disclaims beneficial ownership of the 28,334 shares of Common Stock beneficially owned by Seth Oxenhorn and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants owned by Seth Oxenhorn, and disclaims beneficial ownership of the 28,000 shares of Common Stock beneficially owned by Abby Oxenhorn.
      (3) Includes 28,334 shares of Common Stock and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants.
      (4) Consists of 28,000 shares of Common Stock.

Option, and 50,000 shares of Common Stock issuable upon the exercise of the 1998 Option, representing approximately 6.5% of the outstanding Common Stock.

               Seth Oxenhorn has sole power to vote and to dispose of 28,334 shares of Common Stock, and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants, representing approximately 0.4% of the outstanding Common Stock.

               Abby Oxenhorn has sole power to vote and to dispose of 28,000 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

               (c) The following is a description of all transactions in the securities of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected from September 1, 1998 through November 1, 1998, inclusive:

               On October 1, 1998, Eli Oxenhorn sold 26,667 shares of Common Stock at $1.47 per share on the over-the-counter bulletin board.

               As of November 1, 1998, Eli Oxenhorn acquired 96,799 shares of Common Stock and $273,913 of the Promissory Note from J. Mark Rubenstein for $157,500. The Issuer offered each holder of a portion of the Promissory Note, to convert his or her portion of the Promissory Note into shares of Common Stock of the Issuer at a conversion rate of 1 share for each $1.23 in principal amount converted. Eli Oxenhorn delivered $273,913 in principal to the Issuer which was converted into 222,693 shares of Common Stock of the Issuer.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

               (e) Not applicable.

ITEM 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities
               of the Issuer
               ------------------------------------------

               (a) Eli Oxenhorn entered into a lock-up agreement, dated June 10, 1997 (the "Lock-up Agreement"), with GKN Securities Corp., the managing underwriter of the public offering of 2,875,000 shares of the Issuer's Common Stock (including 375,000 shares of Common Stock issued upon the exercise of the over-allotment option).

               The Lock-up Agreement provides that for a period of five years, commencing on the effective date of the Registration Statement, the Underwriter shall have the right to purchase for its account or to sell for the account of Mr. Oxenhorn any shares of Common Stock sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

               None of the shares of Common Stock acquired in the November 1998 Acquisition described in Item 3 above are subject to the Lock-up Agreement.

               (b) Except for the circumstances discussed or referred to in paragraph (a), there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.        Material To Be Filed as Exhibits

               Exhibit A - Agreement among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                   Signature

               After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: December 22, 1998

                                  Eli Oxenhorn
                                  ---------------------------
                                  Eli Oxenhorn


                                  Seth Oxenhorn
                                  ---------------------------
                                  Seth Oxenhorn


                                  Abby Oxenhorn
                                  ---------------------------
                                  Abby Oxenhorn



ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
               CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
               1001).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Global Telecommunication Solutions, Inc. and that this Agreement be included as an Exhibit to such joint filing.
        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of December , 1998.
                                  Eli Oxenhorn
                                  ---------------------------
                                  Eli Oxenhorn


                                  Seth Oxenhorn
                                  ---------------------------
                                  Seth Oxenhorn


                                  Abby Oxenhorn
                                  ---------------------------
                                  Abby Oxenhorn